SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing one

Ordinary Share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

December 11, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 88337K104

1	Names of Reporting Persons Quality Event Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,393,159 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,393,159 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,159 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)         Number of shares is number of ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of The9 Limited (the “Issuer”).  Quality Event Limited beneficially owns 4,393,159 American Depositary Shares (“ADSs”) which consist of (i) 2,058,760 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and (ii) 2,334,399 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”), in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)         This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 2,058,760 ADSs and the exercise of Warrants into 2,334,399 ADSs.

Schedule 13G

CUSIP No. 88337K104

1	Names of Reporting Persons Verdant Private Portfolios

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,393,159 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,393,159 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,159 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)         Number of shares is number of Ordinary Shares of the Issuer.  Verdant Private Portfolios beneficially owns 4,393,159 ADSs which consist of (i) 2,058,760 ADSs issuable upon conversion of the Convertible Notes and (ii) 2,334,399 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)         This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 2,058,760 ADSs and the exercise of Warrants into 2,334,399 ADSs.

Schedule 13G

CUSIP No. 88337K104

1	Names of Reporting Persons Verdant Investment Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,393,159 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,393,159 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,159 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)         Number of shares is number of Ordinary Shares of the Issuer.  Verdant Investment Holdings Ltd. beneficially owns 4,393,159 ADSs which consist of (i) 2,058,760 ADSs issuable upon conversion of the Convertible Notes and (ii) 2,334,399 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)         This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 2,058,760 ADSs and the exercise of Warrants into 2,334,399 ADSs.

Schedule 13G

CUSIP No. 88337K104

1	Names of Reporting Persons Verdant Holdings Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,393,159 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,393,159 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,159 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)         Number of shares is number of Ordinary Shares of the Issuer.  Verdant Holdings Limited beneficially owns 4,393,159 ADSs which consist of (i) 2,058,760 ADSs issuable upon conversion of the Convertible Notes and (ii) 2,334,399 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)         This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 2,058,760 ADSs and the exercise of Warrants into 2,334,399 ADSs.

Schedule 13G

CUSIP No. 88337K104

1	Names of Reporting Persons Jing An Equity Investment Company Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,393,159 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,393,159 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,159 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)         Number of shares is number of Ordinary Shares of the Issuer.  Jing An Equity Investment Company Limited beneficially owns 4,393,159 ADSs which consist of (i) 2,058,760 ADSs issuable upon conversion of the Convertible Notes and (ii) 2,334,399 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)         This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 2,058,760 ADSs and the exercise of Warrants into 2,334,399 ADSs.

Schedule 13G

CUSIP No. 88337K104

1	Names of Reporting Persons National Property Company Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,393,159 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,393,159 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,159 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)         Number of shares is number of Ordinary Shares of the Issuer.  National Property Company Limited beneficially owns 4,393,159 ADSs which consist of (i) 2,058,760 ADSs issuable upon conversion of the Convertible Notes and (ii) 2,334,399 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)         This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 2,058,760 ADSs and the exercise of Warrants into 2,334,399 ADSs.

Schedule 13G

CUSIP No. 88337K104

1	Names of Reporting Persons Jin Xi

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,393,159 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,393,159 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,159 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (2)

12	Type of Reporting Person (See Instructions) IN

(1)         Number of shares is number of Ordinary Shares of the Issuer.  Jin Xi beneficially owns 4,393,159 ADSs which consist of (i) 2,058,760 ADSs issuable upon conversion of the Convertible Notes and (ii) 2,334,399 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)         This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 2,058,760 ADSs and the exercise of Warrants into 2,334,399 ADSs.

Item 1.
	(a)	Name of Issuer: The9 Limited
	(b)	Address of Issuer’s Principal Executive Offices: Building No. 3, 690 Bibo Road Zhang Jiang Hi-Tech Park Pudong New Area, Pudong, Shanghai 201203 The People’s Republic of China

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by Quality Event Limited (“QEL”), a company organized under the laws of the British Virgin Islands (“BVI”), Verdant Private Portfolios (“VPP”), a company organized under the laws of the Cayman Islands, Verdant Investment Holdings Ltd. (“VIHL”), a company organized under the laws of the BVI, Verdant Holdings Limited (“VHL”), a company organized under the laws of Hong Kong, Jing An Equity Investment Company Limited (“Jing An Equity”), a company organized under the laws of The People’s Republic of China (“PRC”), National Property Company Limited (“NPCL”), a company organized under the laws of the PRC, and Jin Xi (together with QEL, VPP, VIHL, VHL, Jing An Equity and NPCL, the “Reporting Persons”), a citizen of China.

QEL is a wholly-owned subsidiary of VPP, VPP is a wholly-owned subsidiary of VIHL, VIHL is a wholly-owned subsidiary of VHL, VHL is a wholly-owned subsidiary of Jing An Equity and Jing An Equity is a wholly-owned subsidiary of NPCL.  Jin Xi is the controlling shareholder of NPCL.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office for QEL, VPP, VIHL, VHL and Jin Xi is 21/F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong.  The address of the principal business office for Jing An Equity is Flat H, Room 301, 1st Building, No.95 Lvke Road, Pudong New District, Shanghai, China.  The address of the principal business office for NPCL is No.18, Xi Bin He Road, Dong Cheng District, Beijing, China.

	(c)	Citizenship: See Item 2(a).
	(d)	Title of Class of Securities: Ordinary Shares, par value $0.01 per share (“Ordinary Shares”), of Issuer
	(e)	CUSIP Number: 88337K104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)       See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 11, 2015.

(b)       See Item 11 of the cover pages to this Schedule 13G for the percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of December 11, 2015.

(c)       See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 11, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Splendid Days Limited, a company with limited liability incorporated under the Laws of the British Virgin Islands, Ark Pacific Investment Management Limited, a company organized under the laws of the Cayman Islands, Ark Pacific Special Opportunities Fund I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, and Ng Chi Keung Kenneth, an individual who is a citizen of China, may each be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the outstanding ADSs issuable upon conversion of the Convertible Notes and the Warrants.  Except as set forth in the preceding sentence, no other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2015

QUALITY EVENT LIMITED

By:	/s/ Cheung Ho
Name: Cheung Ho
Title: Director

VERDANT PRIVATE PORTFOLIOS

By:	/s/ Cheung Ho
Name: Cheung Ho
Title: Director

VERDANT INVESTMENT HOLDINGS LTD.

By:	/s/ Cheung Ho
Name: Cheung Ho
Title: Authorized Signatory

VERDANT HOLDINGS LIMITED

By:	/s/ Cheung Ho
Name: Cheung Ho
Title: Authorized Signatory

JING AN EQUITY INVESTMENT COMPANY LIMITED

By:	/s/ Cheung Ho
Name: Cheung Ho
Title: Authorized Signatory

NATIONAL PROPERTY COMPANY LIMITED

By:	/s/ Cheung Ho
Name: Cheung Ho
Title: Authorized Signatory

JIN XI

By:	/s/ Jin Xi